Exhibit 99.1

GLOBUS MARITIME LIMITED

Globus Maritime Limited Reports Financial Results for the Quarter and Year Ended December 31, 2017

Athens, Greece, March 9, 2018, Globus Maritime Limited ("Globus," the “Company," “we,” or “our”) (NASDAQ: GLBS), a dry bulk shipping company, today reported its unaudited consolidated operating and financial results for the quarter and year ended December 31, 2017.

•	In 12M 2017, Total revenues increased by about 60% compared to 12M 2016
•	In Q4 2017, Total revenues increased by almost 57% and loss decreased by about 48% compared to Q4 2016
•	In 12M 2017, Debt under loan agreements was reduced by about 37% compared to 12M 2016

Financial Highlights

	Three months ended		Year ended
	December 31,		December 31,
(Expressed in thousands of U.S dollars except for daily rates and per share data)	2017	2016	2017	2016
Total revenues	4,111	2,618	14,423	9,018
Adjusted (LBITDA)/EBITDA (1)	902	(594)	1,701	(3,466)
Total comprehensive (loss)/income	(1,277)	(2,450)	(6,475)	(9,825)
Basic (loss)/earnings per share(2)	(0.04)	(0.93)	(0.25)	(3.77)
Time charter equivalent rate (TCE)(3)	8,112	4,793	6,993	3,962
Average operating expenses per vessel per day	5,267	5,088	5,005	4,553
Average number of vessels	5.0	5.0	5.0	5.2

(1)	Adjusted (LBITDA)/EBITDA is a measure not in accordance with generally accepted accounting principles (“GAAP”). See a later section of this press release for a reconciliation of (LBITDA)/EBITDA to total comprehensive (loss) and net cash (used in)/ generated from operating activities, which are the most directly comparable financial measures calculated and presented in accordance with the GAAP measures.

(2)	The weighted average number of shares for the year ended December 31, 2017 was 25,749,951 compared to 2,603,835 shares for the year ended December 31, 2016. The weighted average number of shares for the three month period ended December 31, 2017 was 30,503,159 compared to 2,627,674 shares for the three month period ended December 31, 2016. The actual number of shares outstanding as of December 31, 2017 was 31,630,419 and the basic loss per share outstanding as of December 31, 2017 for the year ended December 31, 2017 was $0.20.

(3)	Daily Time charter equivalent rate (TCE) is a measure not in accordance with generally accepted accounting principles (“GAAP”). See a later section of this press release for a reconciliation of Daily TCE to Voyage revenues.

Current Fleet Profile

As of the date of this press release, Globus’ subsidiaries own and operate five dry bulk carriers, consisting of four Supramax and one Panamax.

Vessel	Year Built	Yard	Type	Month/Year Delivered	DWT	Flag
Moon Globe	2005	Hudong-Zhonghua	Panamax	June 2011	74,432	Marshall Is.
Sun Globe	2007	Tsuneishi Cebu	Supramax	Sept 2011	58,790	Malta
River Globe	2007	Yangzhou Dayang	Supramax	Dec 2007	53,627	Marshall Is.
Sky Globe	2009	Taizhou Kouan	Supramax	May 2010	56,855	Marshall Is.
Star Globe	2010	Taizhou Kouan	Supramax	May 2010	56,867	Marshall Is.
Weighted Average Age: 9.8 Years as of December 31, 2017					300,571

Registered office: Trust Company Complex, Ajeltake Road, Ajeltake Island,
P.O. Box 1405, Majuro, Marshall Islands MH 96960
Comminucations Address: c/o Globus Shipmanagement Corp.
128 Vouliagmenis Avenue, 3rd Floor, 166 74 Glyfada, Greece
Tel: +30 210 9608300, Fax: +30 210 9608359, e-mail: info@globusmaritime.gr
www.globusmaritime.gr

Current Fleet Deployment

All our vessels are currently operating on short term time charters (“on spot”).

Management Commentary

Athanasios Feidakis, President, Chief Executive Officer and Chief Financial Officer of Globus Maritime Limited, stated:

“We are happy to return to a positive EBITDA territory in 2017! The market has been very challenging in the past few years but finally there is a glimpse of hope. In 2017 we took significant steps to reduce our debt and improve the quality of our operations with satisfactory results.

“The general market opinion is positive and we are pleased that it is moving out of the twilight zone.

“Current Charter rates are healthy and the futures /FFA curves suggest further strengthening. Since we maintain a versatile approach on the employment of our vessels, it is easy for us to focus on taking advantage of the improved rate market.

“We are optimistic in the continuous strength of the world economy as well as the restrain in newbuilding orders, and we consider both good omens for the medium term.

“Our strategy going forward is to employ our ships on short-medium term contracts and enjoy rates above cash breakeven.

“As the market returns to healthier levels we will then start looking at fleet renewals within 2018”

Management Discussion and Analysis of the Results of Operations

Fourth quarter of the year 2017 compared to the fourth quarter of the year 2016

Total comprehensive loss for the fourth quarter of the year 2017 amounted to $1.3 million or $0.04 basic loss per share based on 30,503,159 weighted average number of shares, compared to total comprehensive loss of $2.5 million for the same period last year or $0.93 basic loss per share based on 2,627,674 weighted average number of shares.

The following table corresponds to the breakdown of the factors that led to the increase of total comprehensive loss during the fourth quarter of 2017 compared to the corresponding quarter in 2016 (expressed in $000’s):

4th Quarter of 2017 vs 4th Quarter of 2016

Net loss for the 4th quarter of 2016	(2,450)
Increase in Voyage revenues	1,680
Decrease in Management fee income	(187)
Increase in Voyage expenses	(165)
Increase in Vessels operating expenses	(83)
Decrease in Depreciation	40
Increase in Depreciation of dry docking costs	(59)
Decrease in Total administrative expenses	259
Increase in Other expenses, net	(11)
Increase in Interest expense and finance costs net,	(124)
Increase in Foreign exchange losses	(177)
Net loss for the 4th quarter of 2017	(1,277)

Voyage revenues

During the three-month period ended December 31, 2017 and 2016, our revenue reached $4.1 million and $2.4 million respectively. The 71% increase in Voyage revenues was mainly attributed to the increase in the average time charter rates achieved by our vessels during the fourth quarter of 2017 compared to the same period in 2016. Time Charter Equivalent rate (TCE) for the fourth quarter of 2017 amounted to $8,112 per vessel per day against $4,793 per vessel per day during the same period in 2016 corresponding to an increase of 69%.

Vessel operating expenses

Vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oils, insurance, maintenance, and repairs, reached $2.4 million and $2.3 million during the three month period ended December 31, 2017 and 2016, respectively. The breakdown of our operating expenses for the quarters ended December 31, 2017 and 2016 was as follows:

	2017	2016
Crew expenses	48%	50%
Repairs and spares	26%	27%
Insurance	10%	7%
Stores	10%	8%
Lubricants	5%	5%
Other	1%	3%

Average daily operating expenses during the three-month periods ended December 31, 2017 and 2016 were $5,267 per vessel per day and $5,088 per vessel per day respectively, corresponding to an increase of 4%.

Total administrative expenses

Total administrative expenses decreased by $0.2 million or 47% to $0.3 million during the three month period ended December 31, 2017 compared to $0.5 million during the same period in 2016. The increased figure during the fourth quarter of 2016 is mainly attributed to consulting and legal fees of the Company.

Year ended December 31, 2017 compared to the year ended December 31, 2016

Total comprehensive loss for the year ended December 31, 2017 amounted to $6.5 million or $0.25 basic loss per share based on 25,749,951 weighted average number of shares, compared to total comprehensive loss of $9.8 million for the same period last year or $3.77 basic loss per share based on 2,603,835 weighted average number of shares.

The following table corresponds to the breakdown of the factors that led to the total comprehensive loss for the year ended December 31, 2017 compared to the total comprehensive loss ended December 31, 2016 (expressed in $000’s):

Year end of 2017 vs Year end of 2016

Net loss for the year 2016	(9,825)
Increase in Voyage revenues	5,652
Decrease in Management fee income	(247)
Increase in Voyage expenses	(621)
Increase in Vessels operating expenses	(447)
Decrease in Depreciation	160
Decrease in Depreciation of dry docking costs	143
Decrease in Total administrative expenses	717
Decrease in Gain from sale of subsidiary	(2,257)
Decrease in Other expenses, net	113
Decrease in interest income	(2)
Decrease in Interest expense and finance costs	455
Increase in Foreign exchange losses	(316)
Net loss for the year 2017	(6,475)

Voyage revenues

During the year ended December 31, 2017 and 2016, our Voyage revenue reached $14.4 million and $8.7 million respectively. The 66% increase in revenue was mainly attributed to the increase in the average time charter rates achieved by our vessels during the year ended December 31, 2017 compared to the same period in 2016. Time Charter Equivalent rate (TCE) for the year 2017 amounted to $6,993 per vessel per day against $3,962 per vessel per day during the year 2016 corresponding to an increase of 77%.

Voyage expenses

Voyage expenses reached $1.9 million during the year ended December 31, 2017 compared to $1.3 million during the year 2016. Voyage expenses include commissions on revenue, port and other voyage expenses and bunker expenses. Bunker expenses mainly refer to the cost of bunkers consumed during periods that our vessels are travelling seeking employment. Voyage expenses for the year 2017 and 2016 are analyzed as follows:

In $000’s	2017	2016
Commissions	781	468
Bunkers expenses	968	593
Other voyage expenses	143	210
Total	1,892	1,271

Vessel operating expenses

Vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oils, insurance, maintenance, and repairs, reached $9.1 million during the year ended December 31, 2017 compared to $8.7 million during the year 2016. The breakdown of our operating expenses for the year ended December 31, 2017 and 2016 was as follows:

	2017	2016
Crew expenses	51%	56%
Repairs and spares	24%	20%
Insurance	8%	9%
Stores	9%	7%
Lubricants	5%	5%
Other	3%	3%

Average daily operating expenses during the year ended December 31, 2017 and 2016 were $5,005 per vessel per day and $4,553 per vessel per day respectively, corresponding to an increase of 10%.

Gain from sale of subsidiary

In March 2016, the Company entered into an agreement with Commerzbank to sell the shares of Kelty Marine Ltd., to an unaffiliated third party and apply the total net proceeds from the sale towards the respective loan facility. Based on certain financial conditions agreed beforehand with the Bank this resulted in the remaining principal amount of the loan to be written off. The financial effect from the sale of Kelty Marine Ltd. resulted to a gain of $2.3 million.

Interest expense and finance costs

Interest expense and finance costs reached $2.2 million during the year ended December 31, 2017 compared to $2.7 million during the year 2016. The decrease is mainly attributed to the conversion of $20 million of outstanding principal of two loans to 20 million shares, as described in the Share and Warrant Purchase Agreement that we entered on February 8, 2017. The weighted average interest rate on our debt outstanding during the year ended December 31, 2017 reached 3.8% compared to 3.5% during the year 2016. Our debt outstanding for the year ended 2017 was $41.7 million compared to $65.8 million for the year ended 2016. Interest expense and finance costs for the year 2017 and 2016 are analyzed as follows:

In $000’s	2017	2016
Interest payable on long-term borrowings	1,778	2,430
Bank charges	34	33
Amortization of debt discount	84	128
Other finance expenses	325	85
Total	2,221	2,676

Liquidity and capital resources

As of December 31, 2017 and 2016, our cash and bank balances and bank deposits were $2.8 million and $0.2 million respectively.

Net cash provided by operating activities for the year ended December 31, 2017 was $0.6 million compared to net cash used in operating activities of $3.6 million during the year 2016. The $4.2 million increase in our cash from operations was mainly attributed to the $5.2 million increase in our adjusted EBITDA from $3.5 million adjusted LBITDA during the year 2016 to adjusted EBITDA of $1.7 million during the year under consideration.

Net cash generated from/(used in) financing activities during the three-month and twelve-month periods ended December 31, 2017 and 2016 were as follows:

	Three months ended December 31,		Year ended December 31,
In $000’s	2017	2016	2017	2016

Proceeds from issuance of share capital	3,842	-	9,653	-
Net proceeds/(repayment) from shareholders loan Firment & Silaner Credit Facilities	(280)	647	280	5,950
Repayment of long term debt	-	-	(4,399)	(3,100)
Restricted cash	-	(210)	-	290
Dividends paid on preferred shares	-	-	-	(14)
Interest paid	(986)	(514)	(3 ,309)	(1,730)
Net cash generated from/(used in) financing activities	2,576	(77)	2,225	1,396

As of December 31, 2017, we and our vessel-owning subsidiaries had outstanding borrowings under our Loan agreement with DVB Bank SE and HSH Nordbank AG of an aggregate of $41.7 million compared to $65.8 million as of December 31, 2016, gross of unamortized debt discount.

Amended agreements with the banks

In June and July 2017 the Company agreed the restructure of its loan agreements with DVB Bank SE and HSH Nordbank AG, respectively. By these agreements the Company was successful in achieving waivers and relaxations on its loan covenants as well as defer instalment loan payments due in 2017.

Share and warrant purchase agreement

As previously reported, the Company on February 8, 2017 entered into a Share and Warrant Purchase Agreement pursuant to which it sold for $5 million an aggregate of 5 million of its common shares, par value $0.004 per share and warrants to purchase 25 million of its common shares at a price of $1.60 per share to a number of investors in a private placement. These securities were issued in transactions exempt from registration under the Securities Act. On February 9, 2017, the Company entered into a registration rights agreement with those purchasers providing them with certain rights relating to registration under the Securities Act of the Shares and the common shares underlying the Warrants.

In connection with the closing of the February 2017 private placement, the Company also entered into two loan amendment agreements with existing lenders.

One loan amendment agreement was entered into by the Company with Firment Trading Limited (“Firment”), an affiliate of the Company’s chairman, and the lender of the Firment Credit Facility, which then had an outstanding principal amount of $18.5 million. Firment released an amount equal to $16.9 million (but left an amount equal to $1.6 million outstanding, which continued to accrue interest under the Firment Credit Facility as though it were principal) of the Firment Credit Facility and the Company issued to Firment Shipping Inc., an affiliate of Firment, 16,885,000 common shares and a warrant to purchase 6,230,580 common shares at a price of $1.60 per share. Subsequent to the closing of the February 2017 private placement, Globus repaid the outstanding amount on the Firment Credit Facility in its entirety. The Firment Credit Facility expired on April 12, 2017.

The other loan amendment agreement was entered into by the Company with Silaner Investments Limited (“Silaner”), an affiliate of the Company’s chairman, and the lender of the Silaner Credit Facility. Silaner released an amount equal to the outstanding principal of $3.1 million (but left an amount equal to $0.1 million outstanding, which continued to accrue interest under the Silaner Credit Facility as though it were principal) of the Silaner Credit Facility and the Company issued to Firment Shipping Inc., an affiliate of Silaner, 3,115,000 common shares and a warrant to purchase 1,149,437 common shares at a price of $1.60 per share. Subsequent to the closing of the February 2017 private placement, Globus repaid the outstanding amount on the Silaner Credit Facility in its entirety. The Silaner Credit Facility expired on January 12, 2018.

Each of the above mentioned warrants are exercisable for 24 months after their respective issuance. Under the terms of the warrants, all warrant holders (other than Firment Shipping Inc., which has no such restriction in its warrants) may not exercise their warrants to the extent such exercise would cause such warrant holder, together with its affiliates and attribution parties, to beneficially own a number of common shares which would exceed 4.99% (which may be increased, but not to exceed 9.99%) of the Company’s then outstanding common shares immediately following such exercise, excluding for purposes of such determination common shares issuable upon exercise of the warrants which have not been exercised. This provision does not limit a warrant holder from acquiring up to 4.99% of the Company’s common shares, selling all of their common shares, and re-acquiring up to 4.99% of the Company’s common shares.

On October 19, 2017, the Company entered into a Share and Warrant Purchase Agreement (the “October 2017 SPA”) pursuant to which it sold for $2.5 million an aggregate of 2.5 million of its common shares, par value $0.004 per share and a warrant (the “October 2017 Warrant”) to purchase 12.5 million of its common shares at a price of $1.60 per share to an investor in a private placement (the “October 2017 Private Placement”). These securities were issued in transactions exempt from registration under the Securities Act of 1933, as amended. On that day, Company also entered into a registration rights agreement with the purchaser providing it with certain rights relating to registration under the Securities Act of the 2.5 million common shares issued in connection with the October 2017 Private Placement and the common shares underlying the October 2017 Warrant.

Under the terms of the October 2017 Warrant, the purchaser may not exercise its warrant to the extent such exercise would cause the purchaser, together with its affiliates and attribution parties, to beneficially own a number of common shares which would exceed 4.99% (which may be increased upon no less than 61 days’ notice, but not to exceed 9.99%) of Globus’s then outstanding common shares immediately following such exercise, excluding for purposes of such determination common shares issuable upon exercise of the October 2017 Warrant which have not been exercised. This provision does not limit the purchaser from acquiring up to 4.99% of our common shares, selling all of its common shares, and re-acquiring up to 4.99% of our common shares.

The October 2017 Warrant contains a provision whereby its holder has the right to a cashless exercise if, six months after its issuance, a registration statement covering their resale is not effective. If for any reason the Company is unable to keep such a registration statement active and its share price is higher than the $1.60 exercise price, the Company could be required to issue shares without receiving cash consideration. The October 2017 Warrant is exercisable for 24 months after its issuance. A registration statement covering this transaction was filed with the U.S. Securities and Exchange Commission and became effective on February 8, 2018.

As of December 31, 2017, in connection with the October 2017 SPA, the October 2017 Warrant was outstanding and exercisable for an aggregate of 12,500,000 common shares.

CONSOLIDATED FINANCIAL & OPERATING DATA

	Three months ended		Year ended
	December 31,		December 31,
	2017	2016	2017	2016
(in thousands of U.S. dollars, except per share data)	(unaudited)		(unaudited)

Statement of comprehensive income data:

Voyage revenues	4,111	2,431	14,392	8,740
Management fee income	-	187	31	278
Total Revenues	4,111	2,618	14,423	9,018

Voyage expenses	(501)	(336)	(1,892)	(1,271)
Vessel operating expenses	(2,423)	(2,340)	(9,135)	(8,688)
Depreciation	(1,195)	(1,235)	(4,854)	(5,014)
Depreciation of dry docking costs	(280)	(221)	(862)	(1,005)
Administrative expenses	(80)	(420)	(1,224)	(2,094)
Administrative expenses payable to related parties	(189)	(108)	(514)	(351)
Share-based payments	(12)	(5)	(40)	(50)
Gain from sale of subsidiary	-	-	-	2,257
Other expenses, net	(7)	(3)	83	(30)
Operating loss before financing activities	(576)	(2,050)	(4,015)	(7,228)
Interest income	3	-	3	5
Interest expense and finance costs	(636)	(509)	(2,221)	(2,676)
Foreign exchange (losses)/gains, net	(68)	109	(242)	74
Total finance costs, net	(701)	(400)	(2,460)	(2,597)
Total comprehensive loss for the period	(1,277)	(2,450)	(6,475)	(9,825)

Basic & diluted (loss)/earnings per share for the period	(0.04)	(0.93)	(0.25)	(3.77)
Adjusted (LBITDA)/EBITDA (1)	902	(594)	1,701	(3,466)

(1) Adjusted (LBITDA)/EBITDA represents net (loss)/earnings before interest and finance costs net, gains or losses from the change in fair value of derivative financial instruments, foreign exchange gains or losses, income taxes, depreciation, depreciation of dry-docking costs, amortization of fair value of time charter acquired, impairment and gains or losses on sale of vessels. Adjusted (LBITDA)/EBITDA does not represent and should not be considered as an alternative to total comprehensive income/(loss) or cash generated from operations, as determined by IFRS, and our calculation of Adjusted (LBITDA)/EBITDA may not be comparable to that reported by other companies. Adjusted (LBITDA)/EBITDA is not a recognized measurement under IFRS.

Adjusted (LBITDA)/EBITDA is included herein because it is a basis upon which we assess our financial performance and because we believe that it presents useful information to investors regarding a company’s ability to service and/or incur indebtedness and it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry.

Adjusted (LBITDA)/EBITDA has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for analysis of our results as reported under IFRS. Some of these limitations are:

•	Adjusted (LBITDA)/EBITDA does not reflect our cash expenditures or future requirements for capital expenditures or contractual commitments;
•	Adjusted (LBITDA)/EBITDA does not reflect the interest expense or the cash requirements necessary to service interest or principal payments on our debt;
•	Adjusted (LBITDA)/EBITDA does not reflect changes in or cash requirements for our working capital needs; and
•	Other companies in our industry may calculate Adjusted (LBITDA)/EBITDA differently than we do, limiting its usefulness as a comparative measure.

Because of these limitations, Adjusted (LBITDA)/EBITDA should not be considered a measure of discretionary cash available to us to invest in the growth of our business.

The following table sets forth a reconciliation of Adjusted (LBITDA)/EBITDA to total comprehensive (loss) and net cash (used in)/ generated from operating activities for the periods presented:

	Three months ended		Year ended
	December 31,		December 31,
(Expressed in thousands of U.S. dollars)	2017	2016	2017	2016
	(Unaudited)		(Unaudited)

Total comprehensive (loss)/income for the period	(1,277)	(2,450)	(6,475)	(9,825)
Interest and finance costs, net	636	509	2,218	2,671
Foreign exchange gains net,	71	(109)	242	(74)
Depreciation	1,195	1,235	4,854	5,014
Depreciation of dry docking costs	280	221	862	1,005
Gain from sale of subsidiary	-	-	-	(2,257)
Adjusted (LBITDA)/EBITDA	902	(594)	1,701	(3,466)
Share-based payments	2	5	30	50
Payment of deferred dry docking costs	273	(482)	(412)	(478)
Net (increase)/decrease in operating assets	199	(133)	512	(663)
Net (decrease)/increase in operating liabilities	(1,851)	1,013	(1,143)	936
Provision for staff retirement indemnities	1	-	4	5
Foreign exchange gains net, not attributed to cash & cash equivalents	470	144	(61)	16
Net cash (used in)/ generated from operating activities	(4)	(47)	631	(3,600)

	Three months ended		Year ended
	December 31,		December 31,
(Expressed in thousands of U.S. dollars)	2017	2016	2017	2016
	(Unaudited)		(Unaudited)
Statement of cash flow data:
Net cash (used in)/generated from operating activities	(4)	(47)	631	(3,600)
Net cash (used in)/generated from investing activities	(36)	(6)	(263)	362
Net cash generated from/(used in) financing activities	2,576	(77)	2,225	1,396

	As of December 31,	As of December 31,
(Expressed in thousands of U.S. Dollars)	2017	2016
	(Unaudited)
Consolidated condensed statement of financial position:
Vessels, net	87,320	91,792
Other non-current assets	53	55
Total non-current assets	87,373	91,847
Cash and bank balances and bank deposits	2,756	163
Other current assets	1,474	1,986
Total current assets	4,230	2,149
Total assets	91,603	93,996
Total equity	43,968	20,760
Total debt net of unamortized debt discount	41,538	65,572
Other liabilities	6,097	7,664
Total liabilities	47,635	73,236
Total equity and liabilities	91,603	93,996

Consolidated statement of changes in equity:

(Expressed in thousands of U.S. Dollars)	Issued share	Share	(Accumulated	Total
	Capital	Premium	Deficit)	Equity
As at December 31, 2016	10	110,004	(89,254)	20,760
Loss for the period	-	-	(6,475)	(6,475)
Issuance of common stock (1)	110	27,172	-	27,282
Issuance of common stock due to exercise of warrants (2)	6	2,365	-	2,371
Share-based payments	-	30	-	30
As at December 31, 2017	126	139,571	(95,729)	43,968

(1) For more details see section titled “Share and warrant purchase agreement”.

(2) Pursuant to the “Share and warrant purchase agreement”, warrants to buy 1,481,808 common shares were exercised during 2017.

	Three months ended December 31,		Year ended December 31,
	2017	2016	2017	2016

Ownership days (1)	460	460	1,825	1,908
Available days (2)	445	437	1,787	1,885
Operating days (3)	435	426	1,745	1,830
Fleet utilization (4)	97.8%	97.5%	97.6%	97.1%
Average number of vessels (5)	5.0	5.0	5.0	5.2
Daily time charter equivalent (TCE) rate (6)	8,112	4,793	6,993	3,962
Daily operating expenses (7)	5,267	5,088	5,005	4,553

Notes:

(1)	Ownership days are the aggregate number of days in a period during which each vessel in our fleet has been owned by us.
(2)	Available days are the number of ownership days less the aggregate number of days that our vessels are off-hire due to scheduled repairs or repairs under guarantee, vessel upgrades or special surveys.
(3)	Operating days are the number of available days less the aggregate number of days that the vessels are off-hire due to any reason, including unforeseen circumstances but excluding days during which vessels are seeking employment.
(4)	We calculate fleet utilization by dividing the number of operating days during a period by the number of available days during the period.
(5)	Average number of vessels is measured by the sum of the number of days each vessel was part of our fleet during a relevant period divided by the number of calendar days in such period.
(6)	TCE rates are our voyage revenues less net revenues from our bareboat charters less voyage expenses during a period divided by the number of our available days during the period excluding bareboat charter days, which is consistent with industry standards. TCE is a measure not in accordance with GAAP.
(7)	We calculate daily vessel operating expenses by dividing vessel operating expenses by ownership days for the relevant time period excluding bareboat charter days.

Voyage Revenues to Daily Time Charter Equivalent (“TCE”) Reconciliation

	Three months ended December 31,		Year ended December 31,
	2017	2016	2017	2016
	(Unaudited)		(Unaudited)

Voyage revenues	4,111	2,431	14,392	8,740
Less: Voyage expenses	501	336	1,892	1,271
Net revenue excluding bareboat charter revenue	3,610	2,095	12,500	7,469
Available days net of bareboat charter days	445	437	1,787	1,885
Daily TCE rate	8,112	4,793	6,993	3,962

About Globus Maritime Limited

Globus is an integrated dry bulk shipping company that provides marine transportation services worldwide and presently owns, operates and manages a fleet of five dry bulk vessels that transport iron ore, coal, grain, steel products, cement, alumina and other dry bulk cargoes internationally. Globus’ subsidiaries own and operate seven vessels with a total carrying capacity of 300,571 Dwt and a weighted average age of 9.8 years as of December 31, 2017.

Safe Harbor Statement

This communication contains “forward-looking statements” as defined under U.S. federal securities laws. Forward-looking statements provide the Company’s current expectations or forecasts of future events. Forward-looking statements include statements about the Company’s expectations, beliefs, plans, objectives, intentions, assumptions and other statements that are not historical facts or that are not present facts or conditions. Words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “may,” “ongoing,” “plan,” “potential,” “predict,” “project,” “will” or similar words or phrases, or the negatives of those words or phrases, may identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking. Forward-looking statements are subject to known and unknown risks and uncertainties and are based on potentially inaccurate assumptions that could cause actual results to differ materially from those expected or implied by the forward-looking statements. The Company’s actual results could differ materially from those anticipated in forward-looking statements for many reasons specifically as described in the Company’s filings with the Securities and Exchange Commission. Accordingly, you should not unduly rely on these forward-looking statements, which speak only as of the date of this communication. Globus undertakes no obligation to publicly revise any forward-looking statement to reflect circumstances or events after the date of this communication or to reflect the occurrence of unanticipated events. You should, however, review the factors and risks Globus describes in the reports it will file from time to time with the Securities and Exchange Commission after the date of this communication.

For further information please contact:

Globus Maritime Limited	+30 210 960 8300
Athanasios Feidakis, CEO	a.g.feidakis@globusmaritime.gr

Capital Link – New York	+1 212 661 7566
Nicolas Bornozis	globus@capitallink.com